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August 7, 2017

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission,

Division of Corporation Finance,

100 F. Street, N.E.,

Washington, D.C. 20549.

Attention: Ms. Pamela Long, Assistant Director

Re:	Linde plc; Praxair, Inc.; Linde AG; Registration Statement on Form S-4 filed on June 5, 2017 (File No 333-218485)

Dear Ms. Long:

On behalf of Linde plc (formerly known as Zamalight plc) (the “Company”), enclosed please find a copy of Amendment No. 3 (“Amendment No. 3”) to the Registration Statement on Form S-4 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on EDGAR on the date hereof, marked to show changes from Amendment No. 2 to the Registration Statement filed with the Commission on July 28, 2017.

The changes reflected in Amendment No. 3 include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of August 3, 2017 (the “Comment Letter”). Amendment No. 3 also includes other changes that are intended to update, clarify and render more complete the information contained therein.

The numbered responses that follow relate to the questions set forth in the Comment Letter, which are reproduced below in bold print. The responses follow each reproduced comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 3.

* * * *

Ms. Long	-2-

Management’s Discussion and Analysis of Financial Condition and Results . . ., page 327

Non-GAAP Financial Measures, page 373

1.	As previously requested in comment 18 in our letter dated July 20, 2017, and comment 53 in our letter dated June 29, 2017, please present an after tax return on capital percentage that is calculated using US GAAP amounts from the face of your consolidated financial statements. Specifically, the calculation of after tax return on capital percentage using US GAAP amounts would use net income as the numerator rather than an adjusted net income amount for the numerator.

In response to the Staff’s comment, the Company has revised the disclosures on pages 32, 293, 328, 330, 334, 345, 350 and 376 to eliminate the presentation of After-tax Return on Capital throughout Amendment No. 3.

The Company respectfully submits that it believes that the GAAP presentation of After-tax Return on Capital (“ROC”) using Net Operating Profit After Tax (“NOPAT”) as the numerator calculated using only GAAP numbers from the financial statements was appropriate and consistent with corporate financial theory and industry practice. The Company believes that the calculation of ROC with NOPAT as the numerator measures the after-tax operating profit that an entity is able to generate with the capital employed in the business without regard to the capital structure of an entity. If Net income was used instead of NOPAT as the numerator for the calculation of the most comparable GAAP measure of ROC, this measure would be impacted by the entity’s capital structure (in the form of interest costs). The Company previously included a reconciliation of Net income to both NOPAT and Adjusted NOPAT in accordance with Question 103.02 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016, as directed by the Staff. The Company respectfully submits that it does not believe that an entity’s capital structure should influence the calculation of the ROC performance measure, either on a GAAP or Non-GAAP basis. For these reasons, the Company revised the disclosures in Amendment No. 3 to remove ROC rather than using Net income as the numerator for the calculation of ROC.

Management’s Discussion and Analysis of Financial Condition and Results . . ., page 405

Consolidated Results of Operations, page 413

Ms. Long	-3-

2.	Please expand your analysis of total comprehensive income / (loss) for all periods presented to explain why you recognized gains from your net investment hedges in the United Kingdom and/or the United States.

The Company respectfully advises the Staff that, with respect to net investment hedges, IAS 39.102 requires the recognition of gains or losses on the effective portion of the hedging instruments in other comprehensive income. Linde’s discussion of its consolidated results of operations states that it recognized gains on its net investment hedges in certain periods while it recognized losses in other periods. In response to the Staff’s comment, the Company has revised the disclosures on pages 415 and 417 of Amendment No. 3.

Index to Linde AG Group Financial Statements, page F.3-1

[1] Basis of preparation and accounting policies, page F.3-11

3.	We note that you have changed your conclusion regarding the settlement of the LTIP from equity to cash settle with a €15 million reclassification from capital reserve to liabilities. Please provide us with a comprehensive analysis of the impact of this change in settlement on your accounting for the LTIP with specific references to the guidance in IFRS 2 that supports your accounting.

In response to the Staff’s comment, the Company respectfully provides the Staff with the following analysis of the application of IFRS 2 to Linde’s accounting for LTIP awards.

Under the terms of the LTIP, Linde granted options to purchase Linde shares subject to the satisfaction of vesting conditions. Upon exercise of options, Linde may decide, at its discretion, to settle awards by providing Linde shares or making a cash payment; Linde thus has a choice of settlement.

IFRS 2.41 provides guidance on share-based payment transactions in which the terms provide the entity with a choice of settlement:

“For a share-based payment transaction in which the terms of the arrangement provide an entity with the choice of whether to settle in cash or by issuing equity instruments, the entity shall determine whether it has a present obligation to settle in cash and account for the share-based payment transaction accordingly. The entity has a present obligation to settle in cash if the choice of settlement in equity instruments has no commercial substance (e.g., because the entity is legally prohibited from issuing shares), or the entity has a past practice or a stated policy of settling in cash, or generally settles in cash whenever the counterparty asks for cash settlement.”

Ms. Long	-4-

According to this guidance, Linde determined at the grant date and at the end of each reporting period whether it had a present obligation to settle in cash and concluded that it had no such obligation to settle in cash due to (i) management’s intent to issue Linde shares upon settlement of option exercises and (ii) the ability to obtain Linde shares which is evidenced by the existence of conditional capital, which was resolved at the shareholder meeting on May 4, 2012, and allowing issuance of up to 4 million new shares which matches the maximum number of options that could be granted under the LTIP. Linde’s executive board also obtained approval by shareholder meeting to purchase Linde treasury shares which could be reissued upon exercises of LTIP options.

Based upon that determination, Linde followed the guidance in IFRS 2.43 and accounted for the LTIP awards by applying the guidance for equity-settled share-based payment transactions in IFRS 2.10 et seq. for all periods between the initial date of grant in 2012 and through the end of the first quarter of 2017.

In the second quarter of 2017, Linde and Praxair entered into the business combination agreement.

In accordance with the terms of the business combination agreement, Linde has committed, by way of a non-tender agreement (Qualifizierte Nichtannahmeerklärung), not to dispose of any of its treasury shares (either by tendering into the offer or otherwise) until the expiration of the acceptance period or, if applicable, additional acceptance period of the offer, and to deposit its treasury shares into a blocked account (Sperrkonto). Therefore, Linde has entered into a blocked account agreement (as described in Amendment No. 3) whereby the custodian bank that holds custody of the Linde treasury shares has undertaken that it (i) will not transfer any Linde treasury shares from the blocked account to another account of Linde, or any third parties and (ii) will not execute any order by Linde to sell or transfer the Linde treasury shares (including, for the avoidance of doubt, through an acceptance of the exchange offer). The blocked account agreement prohibits the transfer of Linde treasury shares for reissuance in connection with the exercise of the LTIP awards.

In connection with the contemplated business combination, management stated its intent to terminate the LTIP subsequent to the closing of the business combination and concluded that for the time that the LTIP remains in place, it no longer intended to issue Linde shares upon exercise of LTIP awards.

Ms. Long	-5-

Considering the impact of the business combination agreement, Linde management determined that the LTIP awards involve a present obligation to settle in cash at June 30, 2017 and will prospectively be accounted for as cash-settled share-based payment transactions as required by IFRS 2.42.

Linde reclassified its unexercised LTIP awards from equity-settled to cash-settled. Such change in classification should be accounted for in accordance with the rules for plan modifications. A modification-based change in classification from an equity-settled plan to a cash-settled plan leads to a reclassification, at the date of modification, of an amount equal to the fair value of the liability from equity to liabilities.

For Linde, the date of modification was June 1, 2017, when Linde changed its intention and was restricted in its ability to settle LTIP awards in equity upon entering into the business combination agreement. As of this date, the fair value of the liability from share-based payment transactions amounted to €15 million. The amount previously recognized for LTIP awards in equity exceeded the amount of the liability and no gain was recognized in income.

Linde disclosed the change in accordance with IAS 34.16A(a) in its interim financial statements for the periods ended June 30, 2017.

Exhibit 8.01

4.	We note that you have provided a form of the tax opinion for our review in response to comment 27. Please file an executed opinion before you request acceleration of the effectiveness of your registration statement. See Section III.D.2 of Staff Legal Bulletin No. 19 (October 14, 2011).

In response to the Staff’s comment, Cravath, Swaine & Moore LLP has provided an executed opinion as Exhibit 8.01 of Amendment No. 3.

Ms. Long	-6-

Any questions or comments with respect to the Registration Statement may be communicated to the undersigned at (212) 558-4175 or by email (clarkinc@sullcrom.com), Keith A. Pagnani at (212) 558-4397 or by email (pagnanik@sullcrom.com), Krishna Veeraraghavan at (212) 558-7931 or by email (veeraraghavank@sullcrom.com), David Mercado at +44 20 7453 1060 or by email (dmercado@cravath.com), Richard Hall at (212) 474-1293 or by email (rhall@cravath.com), or Aaron M. Gruber at (212) 474-1456 or by email (agruber@cravath.com). Please send copies of any correspondence relating to this filing to Catherine M. Clarkin by email and facsimile, at (212) 291-9025, with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.

Yours truly,

/s/ Catherine M. Clarkin
Catherine M. Clarkin

(Enclosure)

cc:	Christina E. Chalk

Frank J. Pigott

Tracey Houser

Terence O’Brien

(Securities and Exchange Commission)

Christopher Cossins

Andrew Brackfield

(Linde plc)

Guillermo Bichara

(Praxair, Incorporated)

Dr. Christoph Hammerl

(Linde Aktiengesellschaft)

Keith A. Pagnani

Ms. Long	-7-

Krishna Veeraraghavan

(Sullivan & Cromwell LLP)

David Mercado

Richard Hall

Aaron M. Gruber

(Cravath, Swaine & Moore LLP)